UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

SoundBite Communications, Inc.

(Name of Subject Company)

SoundBite Communications, Inc.

(Name of Person Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

836091108

(CUSIP Number of Class of Securities)

James A. Milton

President and Chief Executive Officer

SoundBite Communications, Inc.

22 Crosby Drive

Bedford, Massachusetts 01730

(781) 897-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Mark L. Johnson, Esq.

K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111

(617) 261-3100

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On May 21, 2013, Loyalty 360 published the following online article, which includes an interview with James Milton, President and Chief Executive Officer of SoundBite Communications, Inc. (“SoundBite”), and Peter Wermter, Vice President, Corporate Marketing & Communications of Genesys Telecommunications Laboratories, Inc. (“Genesys”), regarding the proposed acquisition of SoundBite by Genesys pursuant to the Agreement and Plan of Merger, dated May 20, 2013, by and among SoundBite, Sonar Merger Sub Inc. and Genesys.

The tender offer described in the below news release has not yet been commenced. This news release and the description contained therein is neither an offer to purchase nor a solicitation of an offer to sell shares of SoundBite. At the time the tender offer is commenced, Genesys and its new wholly owned subsidiary, Sonar Merger Sub, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and SoundBite intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

SOUNDBITE COMMUNICATIONS, INC. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. Stockholders of SoundBite will be able to obtain a free copy of these documents (when they become available) and other documents filed by SoundBite and Genesys with the Securities and Exchange Commission (“SEC”) at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of the tender offer documents (when they become available) from the information agent to be named in the offer to purchase or from Genesys.

Forward-Looking Statement

Investors are cautioned that statements in the below press release that are not strictly historical statements, including, without limitation, statements regarding expectations about the tender offer or future business plans, prospective performance and opportunities, regulatory approvals, the expected timing of the completion of the transaction and the ability to complete the transaction considering the various closing conditions, are forward-looking statements within the meaning of the federal securities laws and are subject to risks, uncertainties and assumptions. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “believe,” “estimate,” “potential,” “should” or similar words. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of SoundBite’s stockholders will tender their stock in the tender offer; the possibility that competing tender offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, clients, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of SoundBite’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in SoundBite’s filings with the Securities and Exchange Commission, including the factors set forth in SoundBite’s most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by Genesys and Sonar, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by SoundBite. These forward-looking statements reflect SoundBite’s expectations as of the date of the press release. SoundBite undertakes no obligation to update the information provided therein.

Genesys to Acquire Leading Cloud-Based Customer Engagement Solution Provider SoundBite Communications

Genesys, one of the leading providers of customer engagement and contact center solutions, will acquire SoundBite Communications according to an agreement announced May 20 at a price of $5.00 per share. Soundbite Communications delivers cloud-based proactive collections, payments, and mobile marketing applications, as well as proactive customer service solutions to enterprises.

With more than 3,000 customers in 80 countries, Genesys orchestrates more than 100 million customer interactions every day across the contact center and back office, helping companies deliver fast and optimal levels of customer service with a highly personalized cross-channel customer experience. Genesys also prioritizes the flow of work to back office personnel resulting from any customer interaction, internal workflow or business application, optimizing the performance and satisfaction of customer-facing employees across the enterprise.

SoundBite Communications is a customer experience management company with expertise in delivering cloud-based mobile marketing, proactive customer care, and collections/payments solutions. It has more than 450 global end-clients, including nearly 50

Fortune 500 companies, and powers 2.5 billion personalized and compliant customer interactions annually across the full consumer lifecycle.

Jim Milton, President and CEO of SoundBite Communications, told Loyalty 360 that the acquisition is “very complementary” to both SoundBite and Genesys because it extends the capabilities of both companies.

“From a Genesys perspective, they’re a leader in the customer service and contact center solutions space, and have been successful driver in innovation for more than 20 years,” Milton said. “Historically, they are strong in providing solutions to high-end contact centers for customer engagement and customer service management. Essentially, we’ll be going after the customer experience market more broadly.”

The proposed acquisition will strengthen the Genesys cloud solutions portfolio, building on its recent acquisition of Angel for self-service and contact center solutions. Cloud-based sales, marketing, and customer service solutions provide companies with the ability to better acquire, service, and grow their business with new and existing customers by offering purpose-built applications that can be deployed quickly by business users. Those users can be located in departments across the enterprise including marketing, accounts receivable, collections, and contact centers.

Genesys extended its solutions in the cloud area, both organically and through a previous acquisition of a company called Angel. Milton said Genesys has further solidified its leadership position in cloud-based solutions with its acquisition of SoundBite Communications.

Milton said the acquisition affords SoundBite Communications a “much broader” portfolio and resources to fully address the customer management/experience market.

“We are obviously specialists in proactive engagement, predominantly outbound, cross-channel, and multichannel selling predominantly to B2C companies,” Milton said. “What we haven’t had is a complete set of solutions to bring to the table. For example, we haven’t focused much on inbound solutions of consumer calls to the contact center. That’s the world that Genesys thrives on. They also have a number of solutions around social media, and a number of other offerings that SoundBite on our own could not bring to market.”

Peter Wermter Vice President, Corporate Marketing & Communications at Genesys, told Loyalty 360, that the acquisition is critical because cloud-based solutions are a key focus for the future growth of the company.

“In the future we see our users extending out and SoundBite Communications focuses on proactive engagement, payment collections, and mobile marketing – all of which will help us extend our portfolio of offerings,” Wermter said. “We certainly see these applications reaching a broad set of users. The end users will really benefit from cloud-based solutions because of their faster deployment. Our strategy is about offering customers choices and cloud is a key part of our strategy.”

Milton said from a SoundBite client perspective, the company will be able to bring incremental offerings to the table that will be more integrated and more holistic in the future.

“Genesys is much bigger than SoundBite and they bring incremental resources to the table that we couldn’t have possibly done on our own,” Milton said. “Genesys has a global footprint touching every region of the world and SoundBite is predominantly in the U.S. with a small piece in the U.K.”

SoundBite Communications has been a pure-play cloud-based solutions company and Genesys offers a broader level of customer engagement and customer experience, Milton said.

“We’ll have the ability to deploy solutions in various models,” Milton said, “and that’s the power of Genesys.”

The transaction, which was unanimously approved by the Boards of Directors of SoundBite and Genesys, will be accomplished pursuant to a cash tender offer followed by a second step merger. The $5.00 per share cash offer price attaches to SoundBite Communications a total equity value of about $100.4 million. The closing of the transaction is expected to occur early in the third quarter of 2013.

The acquisition is expected to:

Contribute about $50 million in cloud-based revenue to Genesys, bringing the total to over $135 million for Genesys’ growing cloud business. What’s more, SoundBite Communications will supply Genesys with additional expertise in developing, marketing, and selling cloud-based customer engagement solutions and add about 450 new end-customers to its existing base of 800 Genesys cloud customers.

Complement the Genesys cloud-based customer engagement solutions with additional mobile capabilities, including self-service text messaging, and mobile marketing capabilities, including mobile coupons, in-store marketing, mobile websites, and on-package QR codes.